SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2000

                          ST ASSEMBLY TEST SERVICES LTD
           (Exact name of the registrant as specified in its charter)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                      5 Yishun Street 23, Singapore 768442
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X          Form 40-F
                   -------                 -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes              No   X
            -------         -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)




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         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ST ASSEMBLY TEST SERVICES LTD


                                  By: /s/  Tan Bock Seng
                                     -------------------------------------------
                                     Name: Tan Bock Seng
                                     Title: Chairman and Chief Executive Officer
                                     Date: May 2, 2000